Exhibit 99.1

ErosSTX’s UK Bondholders Approved the Amendment to Extend the

Maturity Date and Waive Select Covenants

Douglas, ISLE OF MAN and Burbank, CALIFORNIA, September 20, 2021 – Eros STX Global Corporation (NYSE: ESGC) (“ErosSTX” or the “Company”) announces that bondholders of its £50 million ($69 million) 6.50% UK retail bonds due 2021 (the “UK Retail Bonds”) approved proposed modifications and waivers to the UK Retail Bonds at the adjourned meeting of bondholders held on September 20, 2021.

These modifications and waivers include, among other things, (i) an extension of the maturity date from October 15, 2021 to April 15, 2023; (ii) an increase in the interest rate from 6.5% to 8.5%, effective as of October 15, 2021; (iii) extensions of the financial reporting covenants (a) from July 31, 2021 to November 30, 2021 with respect to the obligation to deliver the Company’s audited financial statements for the fiscal year ended March 31, 2021, and (b) from November 30, 2021 to January 31, 2022 with respect to the obligation to deliver the Company’s interim financial statements for the six months ending September 30, 2021; and (iv) a waiver of the financial covenants regarding the Company’s leverage ratio and fixed charge cover ratio until the earlier of the release of the Company’s interim financial statements for the six months ending September 30, 2022 and November 30, 2022.

About Eros STX Global Corporation:

Eros STX Global Corporation, (“ErosSTX”) (NYSE: ESGC) is a global entertainment company that acquires, co-produces and distributes films, digital content and music across multiple formats such as theatrical, television and OTT digital media streaming to consumers around the world. Eros International Plc changed its name to Eros STX Global Corporation pursuant to the July 2020 merger with STX Entertainment, merging two international media and entertainment groups to create a global entertainment company with a presence in over 150 countries. ErosSTX delivers star-driven premium feature film and episodic content across a multitude of platforms at the intersection of the world’s most dynamic and fastest-growing global markets, including US, India, Middle East, Asia and China. For further information, please visit ErosSTX.com.

Special Note Regarding Forward Looking Statements:

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its and the Company’s market position and future operations. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the Merger and related transactions; completion of the contemplated refinancing transactions; uncertainty as to the long-term value of the Company’s ordinary shares, approval of the consent solicitation by holders of the Company’s UK retail bonds, and the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Investor Contact:

Drew Borst

EVP, Investor Relations & Business Development

ErosSTX Global Corporation

drew@erosstx.com

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